Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of December 17, 2025, by and among Crane Harbor Sponsor II, LLC and William I. Fradin (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value, of Crane Harbor Acquisition Corp. II relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: December 17, 2025	CRANE HARBOR SPONSOR II, LLC

/s/ William I. Fradin
	Name:	William I. Fradin
	Title:	Manager

Dated: December 17, 2025

/s/ William I. Fradin
William I. Fradin